Mail Stop 0408










									June 19, 2006


Mr. Thomas M. Petro
President and Chief Executive Officer
Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, Pennsylvania 19040


Re: 	Fox Chase Bancorp, Inc.
      Registration Statement on Form S-1
      File No. 333-134160
      Filed May 16, 2006

Dear Mr. Petro:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus
1. Please revise this page as follows:
* disclose, in the first paragraph, the percentage of shares being issued to the foundation;
* revise the bullet points to disclose the four groups being given priorities and the order of priority; and
* revise the third paragraph to disclose that the percentage of stock being offered will remain constant because as you increase the number of shares being offered you will also be increasing the number of shares to Fox Chase MHC and the charitable foundation.


Summary, page 1
2. Revise the description of Fox Chase MHC to briefly explain which borrowers are members.
3. Please add a section summarizing the rights of stockholders of Fox
Chase Bancorp. Furthermore, the sections should specify the extent to which the members of Fox Chase MHC or the shareholders of For Chase
Bancorp will determine the identities of the members of the board of either Fox Chase MHC or Fox Chase Bancorp and other major corporate actions.


Cease and Desist Order, page 2
4. Revise this section to provide more detail including, but not limited to, the following:
* disclose that OTS has designation you as a "troubled institution" and summarize reason for and the significance of such designation;
* provide a brief overview of the nature and extent of the problems identified by OTS;
* revise to identify all violations noted by the OTS in their Cease and Desist order of June 5, 2005, if you have described all violations, please clarify this; and
* a brief description, using bullet points, of the major remedies undertake to address the violations noted by the OTS, if you have described all material actions, please clarify.
Make similar changes to the section beginning on page 56.



Description of the Reorganization, page 3
5. Please revise your statement that members "will have similar voting rights" after the reorganization to explain how those rights will be more limited after the reorganization.


Number of Shares to be Sold, page 4
6. Please disclose the percentage of shares being offered at each of the three levels and disclose how the number of shares to Fox Chase
MHC will be adjusted at each of the three levels. Also, please clarify whether the amount provided to the charitable foundation will change with the size of the offering.


How We Determined the Offering Range, page 4
7. Please revise the first two paragraphs of this section as follows:
* disclose, in the bullet points on pages 4 and 5, whether or not Fin
Pro considered the cease and desist order;
* define the characteristics that FinPro used to determine that a publicly traded savings association or savings association holding company was "similarly situated;"
* revise the first bullet point on page 4 to disclose whether investors can view the projections provided to Finpro; and
* revise the table on the top of page 5 to include the number of shares at the maximum as adjusted.

8. Please revise the fourth and fifth paragraphs of this section as
follows:
* provide detail as to the composition of the peer group including the
number of companies and the characteristics on which they were deemed
"comparable;"
* explain why FinPro presented results on a "fully converted"
basis;
and
* revise the table on the bottom of page 5 to include data for you
and
other companies as of the same date (not March 31 for you and May
2
for others).






Possible Change in Offering Range, page 6
9. Please revise this section as follows:
* change the caption to include the possible termination of the offering;
* briefly explain how "regulatory considerations" could affect the "market value;" and
* explain what "other actions" you would be permitted to take.


After-Market Performance of "First Step" Mutual Holding Company
Offerings, page 7
10. Please revise this section to provide a definition for the term
"first step mutual holding company offerings." That should allow investor to better understand the information presented.


Reasons for the Reorganization, page 8
11. Please explain more clearly your reasons for choosing to offer less than 100 percent of your stock to the public and explain why you would want to "control the amount of capital being raised."


Risk Factors Related to our Business, page 18
12. Please address various risks associated with the many violations of law and other problems, including those related to your failure to observe various standards and limits, file accurate reports and maintain adequate internal controls, found by OTS in its 2005
Cease
and Desist Order.


Use of Proceeds, page 29
13. Revise your disclosure regarding the manner in which Fox Chase Bancorp intends to use the funds to discuss how Fox Chase Bank will use funds provide to it by the holding company. In particular we note that
* in your discussion on page 2 that as required by the 2005 OTS cease and desist order, you have developed a three year business plan; and
* in your discussion on page 9 that you have plans to open five new offices over the next two years.



Management`s Discussion and Analysis, page 52


General
14. Please revise your Industry Guide 3 disclosures to present the information as of the three most recent fiscal years, with the exception of Items III and IV. Additionally, present updates of the disclosures as of the interim period if material changes have occurred.


Overview, page 52
15. Please revise the MD&A section to comply with Instruction 3 to
Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." In particular, we note that you discuss your declining loan portfolio and changes within that portfolio.
Please
expand the discussion to include management`s analysis of how the three year business plan that Fox Chase developed in response to the
OTS Cease and Desist order


Adhering to the Directives of the Cease and Desist Order, page 56
16. Please revise this section to provide detailed analysis of the problems that led the Office of Thrift Supervision to issue the cease and desist order, the impact of the problems on you, what you have done to address these problems, and how these responses have affected you. In addition, please analyze how you have been and are affected by the OTS designation of you as a "troubled institution."


Increasing income by expanding our product offerings..., page 57
17. Please delete your claim that you offer "exceptional" customer service or provide us with objective evidence to support this claim.


Expanding our footprint and market presence..., page 58
18. Revise this section or another appropriate section of the Management`s Discussion and Analysis to discuss the projected costs, capital requirements and time to profitability for your branch expansion program.

Loan Maturity, page 65
19. The totals in the table presenting your fixed rate and variable rate loans by loan type do not reconcile to the detail of your loan portfolio provided on page 64. Please revise or include a footnote disclosure reconciling the balances for each type of loan.


Results of Operations

Provision for Loan Losses, page 76
20. Please expand your disclosure to discuss the facts and circumstances surrounding the substantial provision required by The
Office of Thrift Supervision in 2004, and discuss what changed between
2004 and 2005 that supported the credit to the provision for loan losses.


Analysis and Determination of the Allowance for Loan Losses, page
82
21. Please revise your tabular disclosure on page 84 to reflect the same loan categories presented on page 64. Refer to Instruction 1 of
Item IV.B of Industry Guide 3.


Our Management, page 85
22. Please include an introduction in which you discuss the extent to which your directors and officer have been replaced as a result of the
OTS cease and desist order.


Impact of Recent Accounting Pronouncements, page 89
23. In your disclosure, you indicate that the impact of SFAS
123(R)
has not been calculated since the equity incentive plan has not yet been adopted. However, you have estimated the value of the options for your proforma disclosures included on page 41. Please revise to disclose your estimate of the financial statement impact based on those assumptions, or revise to disclose, both here and in the proforma disclosures, why you do not believe the assumed value of the options used in the proforma disclosures is a reasonable estimate of future expenses.


Order to Cease and Desist, page 98
24. Please revise this section as follows:
* provide detail, on pages 98 and 99, regarding the violations and improper practices found by OTS; and
* disclose, on page 99, all actions required by OTS rather than some of them.


Summary Compensation Table, page 91
25. Please disclose the extent to which compensation for 2006 will be materially different from that for 2005.


How We Determined the Offering Range and the $10.00 Purchase
Price,
page 123
26. Please provide more detail, including but not limited to, addressing the comments above and the following:
* revise to identify the companies that compose the peer group;
* provide more detail regarding the selection and characteristics of the peer group, including how long they have been public, their geographic locations, the extent to which their stock is publicly traded and the extent to which is owned by depositors, borrowers and management; and
* provide analysis of the table on page 124 including the extent to which it supports or does not support the appraisal.

27. Revise to clarify why Finpro ignored the changes to the ratios that the compensation plans will cause. Also, please advise the staff how an appraisal that ignores the financial impact of the compensation plans is consistent with the appraisal requirements of the OTS.


Change in Accountants, page 140
28. Please revise this section to include an affirmative statement that you did not consult with KPMG prior to engagement, if true.
If
not true, provide the disclosures required by Item 304(a)(2) of Regulation S-K.




Financial Statements

General
29. Please include disclosures about recently issued accounting guidance in your audited financial statements. Refer to SAB Topic 11:M.


Consolidated Statements of Cash Flows, page F-6
30. We note your policy disclosure on page F-9, in which you state that you classify cash flows from the sale of loans when those loans were acquired specifically for resale as operating cash flows and that cash receipts from sales of loans not specifically acquired for resale are classified as investing cash flows. However, in Management`s Discussion and Analysis on page 52, you state that you generally originate loans for your portfolio but your current practice is to sell to the secondary market almost all newly originated conforming longer-term fixed-rate one- to four-family residential real estate loans. Please revise to disclose how you considered paragraph ..08a of
SOP 01-6 and paragraph 9 of SFAS 102 in classifying cash flows from the sale of these loans as investing cash flows.


Note 4 - Mortgage Servicing Activity, page F-16
31. Please revise to disclose the fair value of your mortgage servicing assets and the assumptions used to determine the fair value.
Refer to paragraph 17(e) of SFAS 140.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore at (202) 551-3463 or Paul
Ellis
Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419
with
any other questions.




						Sincerely,



						Christian N. Windsor
						Special Counsel


cc. 	Gary R. Bronstein, Esquire
      Muldoon Murphy & Aguggia LLP
      5101 Wisconsin Avenue, N.W.
      Washington, D.C. 20016




Mr. Thomas M. Petro
Fox Chase Bancorp, Inc.
June 19, 2006
Page 9